June 10, 2021

Susan Block

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Southern States Bancshares, Inc.
Confidential Draft Submission No. 3
Submitted on April 16, 2021
CIK No. 0001689731

Ladies and Gentlemen:

Set forth below are the responses of Southern States Bancshares, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter May 13, 2021, with respect to Confidential Draft Submission No. 3 on Form S-1, confidentially submitted to the Commission on April 16, 2021.

Concurrently with the submission of this letter, we are submitting through EDGAR Confidential Draft Submission No. 4 on Form S-1 (“Submission No. 4”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Submission No. 4.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-9

1.

We note that the Company has not included a footnote addressing subsequent events, as required by ASC 855 and stated in the Company’s response to comment 12 of their letter dated May 8, 2020. Please revise your disclosures to include a subsequent events footnote. In addition, revise your disclosures to include a recent developments section in the Business section beginning on page 88 addressing any recent financial information, new arrangements or changes to the business, to the extent available and applicable, occurring after the date of the most recent financial statements.

We acknowledge the Staff’s comment and have added disclosure that we have evaluated all transactions, events and circumstances for consideration or disclosure through March 12, 2021. Please see page F-45 of Submission No. 4. We have also provided a subsequent events footnote describing that we called for redemption on June 23, 2021 all of our outstanding subordinated notes. Please see page F-37 of Submission No. 4.

We have included in Submission No. 4 interim financial information as of and for the three months ended March 31, 2021. We have also updated the sections entitled “Prospectus

{N4392029.1}

615 Quintard Ave ◆ Anniston, AL 36201 ◆ Office: (256) 241-1092 ◆

www.southernstatesbank.net

Securities and Exchange Commission

June 10, 2021

Summary” and “Business” to reflect financial information as of and for the three months ended March 31, 2021, as well as provided any other applicable arrangements or changes in our business. Please see pages 1 to 9 and pages 98 to 105 of Submission No. 4.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Mike Waters or Clint Smith of Jones Walker LLP at (205) 244-5210 or (504) 586-8429, respectively.

*            *             *            *            *

Very truly yours, Southern States Bancshares, Inc.

By:	/s/ Lynn Joyce
Name: Lynn Joyce
Title: Chief Financial Officer

Enclosures

cc:	Dietrich King (U.S. Securities and Exchange Commission)
Robert Klein (U.S. Securities and Exchange Commission)
Hugh West (U.S. Securities and Exchange Commission)
Stephen Whatley (Southern States Bancshares, Inc.)
Mike Waters (Jones Walker LLP)
Clint Smith (Jones Walker LLP)
Ralph F. MacDonald, III, Esq. (Jones Day)